As filed with the Securities and Exchange Commission on February 24, 2003

Registration No. 333-103147

Registration No. 333-103147-01

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

J. C. PENNEY CORPORATION, INC.

(Exact name of Registrant as specified in its charter)

Delaware	5311	13-5583779
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

J. C. PENNEY COMPANY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	26-0037077
(State of Incorporation)	(I.R.S. Employer Identification No.)

C. R. Lotter, Esq.

Executive Vice President, Secretary and General Counsel

6501 Legacy Drive

Plano, Texas 75024-3698

Telephone: (972) 431-1000

Facsimile: (972) 431-1133

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

J. C. PENNEY CORPORATION, INC.

J. C. PENNEY COMPANY, INC.

6501 Legacy Drive Plano, Texas 75024-3698

Telephone: (972) 431-1000

Facsimile: (972) 431-1133

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

Calculation Of Registration Fee

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Debt Securities and Warrants to Purchase Debt Securities	$2,000,000,000(2)	100%(1)	$2,000,000,000	*

(1)	Estimated and exclusive of accrued interest, if any.
(2)	Registration fee, previously paid.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement includes a prospectus supplement that relates to the proposed offering of notes as described therein currently planned to commence as soon as practicable after the effective date of the Registration Statement.

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not offers to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 24, 2003.

$350,000,000

J. C. Penney Corporation, Inc.

% Notes due                     , 2010

Co-Obligation of

J. C. Penney Company, Inc.

We will pay interest on the notes each              and             . The first interest payment will be made on             , 2003.

The notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100 percent of the principal amount of such notes or (ii) the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semiannual basis at the “treasury yield” (as defined below) plus              basis points, together in either case with accrued interest to the date of redemption.

We will make application to have the notes listed on The New York Stock Exchange.

Investing in the notes involves risks. See “ Risk Factors” on page S-9.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to Company(2)
Per Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from February , 2003.
(2)	Before deduction of expenses payable by the Company, estimated at $ , .

Delivery of the notes, in book-entry form only, will be made on or about March     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan

Wachovia Securities

Fleet Securities, Inc.

HSBC

The date of this prospectus supplement is February     , 2003.

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this Note offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY

This summary highlights information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. Because this is a summary, it is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read this prospectus supplement and the accompanying prospectus, including the SEC filings that we have incorporated by reference into the prospectus and the “Risk Factors” section before deciding to invest in our notes.

Company Overview

JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer with 2002 sales of $32.3 billion. Our Department Store and Catalog business is comprised of approximately 1,049 JCPenney department stores in 49 states, Puerto Rico and Mexico, approximately 54 Renner department stores in Brazil, the JCPenney Catalog and our Internet operations at jcpenney.com. Merchandise offerings for Department Stores and Catalog consist of family apparel, jewelry, shoes, accessories and home furnishings.

Our Eckerd Drugstores business is comprised of approximately 2,686 drugstores located throughout the Southeast, Sunbelt and Northeast regions of the United States. Eckerd has the number one or number two market share in virtually all of its major markets. Eckerd drugstores sell prescription drugs as well as general merchandise items such as over-the-counter drugs, beauty products, photo processing services, greeting cards and convenience food.

On January 27, 2002, J. C. Penney Company, Inc. was reorganized into a holding company structure. As part of this restructuring, the former J. C. Penney Company, Inc. changed its name to “J. C. Penney Corporation, Inc.” and became a wholly-owned subsidiary of a newly formed affiliated holding company. The new holding company assumed the name “J. C. Penney Company, Inc.,” and is referred to in this prospectus supplement as the “Co-Obligor.” J. C. Penney Corporation, Inc. is referred to in this prospectus supplement as the “Issuer.”

The Issuer is a wholly-owned subsidiary of the Co-Obligor. The Co-Obligor is a holding company that derives its operating income and cash flow from the Issuer. The Co-Obligor is the sole stockholder of the Issuer and the Issuer is the Co-Obligor’s sole significant asset and only direct subsidiary. The Co-Obligor is also the co-obligor or guarantor, as the case may be, on all other outstanding debt of the Issuer which has been registered with the Securities and Exchange Commission, referred to in this prospectus supplement as the “SEC.” The Co-Obligor and its consolidated subsidiaries, including the Issuer, are collectively referred to in this prospectus supplement as “we,” “us,” “our,” “JCPenney” or the “Company,” unless indicated otherwise.

Business Strategy – Department Stores and Catalog

Our primary objective in our Department Store and Catalog business is to offer fashion-right, quality merchandise at moderate department store prices. We are currently beginning the third year of a five-year turnaround program, and management has completed numerous initiatives to increase sales and improve profitability. Improvements to date include:

•	centralized merchandising;

•	a more competitive and fashionable product offering;

•	appealing and compelling marketing;

•	a new, centralized logistics network;

•	experienced hires in management and merchandising;

•	enhanced in-store presentation and centralized check-out; and

•	new catalog processes and policies.

As a result of these initiatives, sales in our Department Store and Catalog business reached $17.7 billion in 2002. In addition, department stores had average monthly comparable store sales growth in 2002 that exceeded the industry average. Our turnaround strategies and cost-cutting initiatives are also expanding our margins as FIFO gross margins and operating profits have improved significantly since 2000. In addition, we have improved the catalog operation’s contribution to profitability. Though catalog sales have declined, margin contribution has improved due to rationalized circulation, improved merchandise selection, enhanced picture and paper quality, shipping and payment policy changes and the introduction of revised specialty catalogs. Our Internet business is also continuing to grow and is benefiting from the operational improvements in our print catalog business.

We believe that on-going initiatives in Department Stores and Catalog will further grow sales and improve operating profits. Our continuing turnaround efforts include enhancing systems to provide better inventory data and more visibility into selling patterns, completion of our centralized logistics network, better merchandise assortments, enhanced marketing and visual presentations, improved catalog profitability, and continued growth in our Internet business. We expect sales growth and margin improvement in Department Stores and Catalog to continue with the goal of achieving a six percent to eight percent FIFO operating profit in 2005.

Business Strategy — Eckerd Drugstores

Our strategy in our Eckerd business is to provide customers with a convenient, competitively priced drugstore shopping experience. We are beginning the final year of a three-year turnaround program at Eckerd Drugstores. The initiatives completed over the last two years include:

•	the rollout of a new store layout that emphasizes productive merchandise categories to over 50 percent of our store base;

•	price reductions on approximately 5,000 front-end items;

•	an improved advertising message that communicates value and assortment;

•	a reduced cost infrastructure; and

•	better inventory management.

The above initiatives have resulted in substantially improved operating performance at Eckerd Drugstores. In 2002, total sales reached $14.6 billion and comparable store sales growth was 5.2 percent. Sales at relocated stores, and stores configured to the new layout continue to outperform sales at the remaining stores. In addition, improved shrinkage and reduced costs have helped to expand FIFO operating profit since 2000. In-stock levels and inventory turns have also significantly improved.

We are currently focusing on the following initiatives with respect to the Eckerd turnaround:

•	a more productive and larger new store prototype that expands several front-store categories, has a flexible pharmacy and a more efficient back room;

•	a revitalized store opening program that includes entering the Phoenix, Tucson and Denver markets;

•	the implementation of our supply chain perpetual inventory system to further improve merchandise in-stocks and inventory turns;

•	the implementation of our Pharmacy Vision system to improve pharmacy productivity and customer service; and

•	a continued focus on in-store execution, marketing a value message and price competitiveness.

We expect pharmacy growth to continue as demographics and managed care programs drive drug utilization, and gross margins should also continue expanding due to increased sales of generic drugs. As a result, we expect Eckerd’s sales growth and margin expansion to continue with the goal of a four percent to four and a half percent FIFO operating profit in fiscal 2003.

Recent Developments

On February 20, 2003, we issued a press release announcing our unaudited financial results for the fourth quarter and fifty-two weeks ended January 25, 2003 and providing guidance for fiscal 2003.

Total sales were $9.5 billion for the fourth quarter and $32.3 billion for the year. Total segment EBITDA was $670 million for the fourth quarter and $1.7 billion for the year. Total LIFO segment operating profit was $506 million for the fourth quarter and $1.1 billion for the year compared with $342 million and $756 million for the comparable periods last year. Diluted earnings per share from continuing operations were $0.68 for the fourth quarter and $1.25 for the full year compared with $0.32 and $0.32 for the comparable periods last year. Fourth quarter earnings include $83 million in pre-tax charges, which are comprised of a $66 million charge related principally to asset impairments for selected department stores in the United States and Mexico and a $17 million charge for severance associated with the previously announced closing of store and catalog distribution facilities.

Department Store and Catalog sales were $5.8 billion for the quarter and $17.7 billion for the year. Comparable department store sales increased 1.9 percent for the quarter and 2.6 percent for the year. Catalog sales decreased 20.7 percent in the fourth quarter and 22.0 percent for the year. Internet sales, which are included in Catalog, increased 21.4 percent to $138 million in the fourth quarter and were $381 million for the year. LIFO gross margins increased 290 basis points for the fourth quarter and 230 basis points for the year. Fourth quarter LIFO operating profit increased 160 basis points as a percent of sales to $346 million, compared to $256 million last year. LIFO operating profit for the year increased 90 basis points as a percent of sales to $695 million, compared to $548 million last year.

At Eckerd, sales were $3.8 billion for the fourth quarter and $14.6 billion for the year. Comparable store sales increased by 2.5 percent during the quarter, with pharmacy comparable sales increasing 5.0 percent, and non-pharmacy, or front-end comparable store sales decreasing 2.1 percent. For the full year, comparable store sales increased 5.2 percent, with pharmacy comparable sales increasing 7.6 percent and non-pharmacy sales increasing 0.6 percent. Fourth quarter LIFO gross margins increased by 160 basis points, while for the year they increased 80 basis points. Fourth quarter LIFO operating profit increased 180 basis points as a percent of sales to $160 million, compared to $86 million last year. LIFO operating profit for the year increased 130 basis points as a percent of sales to $412 million, compared to $208 million last year.

The Company’s financial condition and liquidity strengthened throughout the year. Free cash flow was over $500 million in 2002, and the Company contributed $300 million, or $190 million after-tax, in the fourth quarter to its pension plan. At year-end, cash investments were approximately $2.5 billion and total debt, including securitized receivables of $200 million, was approximately $5.4 billion.

We currently expect 2003 earnings to be in the range of $1.50 to $1.70 per share for the year. In 2003, we expect comparable store sales at department stores to increase approximately one percent for the year. While Internet sales are expected to continue increasing, total catalog including Internet sales are expected to decline in the five to ten percent range for the year. At Eckerd, we expect total sales to grow in the high single digits and comparable store sales to increase mid-single digits for the year. In total, Eckerd FIFO operating profit is expected to reach our four to four and a half percent target.

We currently expect 2003 capital expenditures to be in the range of $900 million to $1.1 billion, compared to approximately $650 million in 2002. Given this higher level of capital expenditures, our 2003 plan for free cash flow is negative $250 million. However, given our current cash position, we do not plan to borrow under the bank line of credit during 2003, even for the peak seasonal inventory during the August to November timeframe.

The Offering

Issuer	J. C. Penney Corporation, Inc.

Co-Obligor	J. C. Penney Company, Inc.

Securities Offered	$350,000,000 aggregate principal amount of % notes due , 2010.

Issue Price	percent.

Interest	Interest on the notes will accrue from , 2003. Interest on the notes will be payable semi-annually in cash on and of each year, commencing , 2003.

Optional Redemption

The notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100 percent of the principal amount of such notes or (ii) the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semiannual basis at the applicable Treasury Yield (as defined below) plus      basis points.

Ranking	The notes will be senior, unsecured obligations of the Issuer ranking equally in right of payment with other senior indebtedness of the Issuer.

The notes will also be senior, unsecured obligations of the Co-Obligor, ranking equally in right of payment with other senior indebtedness of the Co-Obligor.

Certain Covenants

The indenture contains covenants that will limit our ability to create certain liens and engage in certain sale leaseback transactions. The indenture does not limit the amount of debt that the Issuer, the Co-Obligor or any of their subsidiaries may incur.

Listing	We will make application to have the notes listed on The New York Stock Exchange.

Use of Proceeds	We will use the net proceeds for general corporate purposes. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus supplement and the accompanying prospectus before investing in the notes.

For additional information regarding the notes, see “Description of Notes” in this prospectus supplement and “Description of Securities” in the accompanying prospectus.

Summary Consolidated Financial Information and Other Data

Please read the summary consolidated financial and other data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and notes, all incorporated herein by reference. Our fiscal year comprises 52 or 53 weeks, ending on the last Saturday in January. As used in this section, “fiscal year 1999” represents the 52 weeks ended January 29, 2000, “fiscal year 2000” represents the 52 weeks ended January 27, 2001 and “fiscal year 2001” represents the 52 weeks ended January 26, 2002. The following table sets forth historical summary data for fiscal years 1999 through 2001 and the 39 weeks ended October 27, 2001 and October 26, 2002. This data, other than that for the 39 weeks ended October 27, 2001 and October 26, 2002, have been derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are incorporated herein by reference. The data for the 39 weeks ended October 27, 2001 and October 26, 2002 are derived from our unaudited consolidated financial statements, which are incorporated herein by reference. Our historical operating results are not necessarily indicative of our operating results for any future period.

	Fiscal Year			39 Weeks Ended(1)
	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
				(unaudited)
	(dollars in millions, except per share and other operating data)
Statement of Operations Data:
Department stores and catalog sales	$19,316	$18,758	$18,157	$12,277	$11,939
Eckerd drugstore sales	12,427	13,088	13,847	10,185	10,859

Total retail sales	31,743	31,846	32,004	22,462	22,798

Department stores and catalog operating profit	670	254	548	292	349
Eckerd drugstores operating profit/(loss)	183	(76)	208	122	252

Total segment operating profit	853	178	756	414	601

Other unallocated(2)	156	515	46	23	19

Income/(loss) from continuing operations	174	(568)	114	19	169
Income from discontinued operations net of tax	162	159	—	—	—
Gain/(loss) on sale of discontinued operations, net of tax	—	(296)	(16)	(16)	34
Net income/(loss)	336	(705)	98	3	203

Per Share Data:
Income/(loss) from continuing operations	$174	$(568)	$114	$19	$169
Less: preferred stock dividends, net of tax	36	33	29	22	20

Earnings/(loss) from continuing operations applicable to common stockholders(3)	138	(601)	85	(3)	149
Net income/(loss) applicable to common stockholders(4)	300	(738)	69	(19)	183
Diluted income/(loss) from continuing operations per share	$0.54	$(2.29)	$0.32	$(0.01)	$0.55
Diluted net income/(loss) per share	$1.16	$(2.81)	$0.26	$(0.07)	$0.68

Other Operating Data:
Comparable store sales(5) increase/(decrease)
Department stores	(1.1)%	(2.4)%	3.3%	2.9%	3.0%
Eckerd pharmacy	15.6%	14.0%	11.7%	12.6%	7.3%
Eckerd drugstores total	10.7%	8.5%	7.8%	8.6%	6.2%
Number of stores (at period end)
Department stores	1,178	1,160	1,129	1,129	1,115
Eckerd drugstores	2,898	2,640	2,641	2,636	2,656

	Fiscal Year			39 Weeks Ended(1)
	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
				(unaudited)
	(dollars in millions, except per share and other operating data)
Balance Sheet Data:
Cash and short-term investments	$1,155	$944	$2,840	$1,791	$1,748
Working capital	3,902	3,022	4,178	4,001	4,387
Total assets(6)	20,908	19,742	18,048	18,402	17,860
Total debt	6,799	5,698	6,114	6,119	5,212
Stockholders’ equity	7,228	6,259	6,129	6,063	6,218

Other Financial Data:
Capital expenditures	$722	$678	$631	$497	$451
Cash dividends per common share	1.92	0.83	0.50	0.38	0.38
Ratio of earnings to fixed charges	1.29x	— (7)	1.27x	1.06x	1.45x

Segment EBITDA(8):

Department Stores and Catalog
Segment operating profit (earnings before interest, credit operations and taxes)	$670	$254	$548	$292	$349
Depreciation and amortization	386	360	370	282	276
Credit operating results	313	—	—	—	—

Department Stores and Catalog EBITDA	$1,369	$614	$918	$574	$625

Eckerd Drugstores
Segment operating profit/(loss) (earnings before interest and taxes)	$183	$(76)	$208	$122	$252
Depreciation and amortization	193	213	226	167	185

Eckerd Drugstores EBITDA	$376	$137	$434	$289	$437

Total Segments
Segment operating profit (earnings before interest, credit operations and taxes)	$853	$178	$756	$414	$601
Depreciation and amortization	579	573	596	449	461
Credit operating results	313	—	—	—	—

Total Segment EBITDA	$1,745	$751	$1,352	$863	$1,062

Reconciliation of Income/(Loss) from Continuing Operations to Total Segment EBITDA(8):
Income/(loss) from continuing operations	$174	$(568)	$114	$19	$169
Add back:
Income taxes	104	(318)	89	14	97
Acquisition amortization(9)	125	122	121	73	25
Net interest expense (excluding credit operations)	607	427	386	285	291
Other unallocated(2)	156	515	46	23	19
Segment depreciation and amortization	579	573	596	449	461

Total Segment EBITDA	$1,745	$751	$1,352	$863	$1,062

(1)	The Company’s business depends to a great extent on the last quarter of the year. Historically, sales for that period have averaged approximately one-third of annual sales. Accordingly, the results of operations for the 39 weeks ended October 26, 2002 are not necessarily indicative of results for the entire year. (See “Summary—Recent Developments.”)

(2)	Includes amounts reported separately in previous filings as restructuring and other, net.

(3)	Earnings/(loss) from continuing operations is the same for calculating diluted EPS.

(4)	Net income/(loss) is the same for calculating diluted EPS.

(5)	Department store comparable store sales include the sales of stores after having been open for 12 consecutive months. Stores become comparable on the first day of the 13th month. Eckerd comparable store sales include the sales of stores after having been opened for at least one full year and include all sales of relocated stores.

(6)	Includes assets of discontinued operations (in millions) of $2,847, $3,027 and $0 at year-end 1999, 2000 and 2001, respectively, and $0 at both October 27, 2001 and October 26, 2002.

(7)	Income from continuing operations was not sufficient to cover fixed charges by $887 million for fiscal 2000.

(8)	EBITDA includes segment operating profit before depreciation and amortization and includes credit operating results for 1999. EBITDA is provided as an alternative assessment of operating performance. It is not intended to be a substitute for measurements under U.S. generally accepted accounting principles, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies. In previous filings, the Company showed EBITDA before the effects of non-comparable items. These non-comparable items are defined and discussed in the 2001 10-K and totaled (in millions) $139, $208 and $(6) for 1999, 2000 and 2001, respectively, and $(6) and $0 for the 39 weeks ended October 27, 2001 and October 26, 2002, respectively.

(9)	Effective January 27, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Upon adoption, the Company ceased amortization of goodwill and other indefinite-lived intangible assets, primarily the Eckerd trade name. These assets are now subject to an impairment test on an annual basis, or when there is reason to believe that their values have been diminished or impaired. Other intangible assets with estimable useful lives will continue to be amortized over those lives. No impairment losses were recognized due to the change in accounting principle.

The following table summarizes the condensed consolidated pro forma results of operations for the years and partial years presented above as if SFAS No. 142 had been in effect for all periods presented:

	Fiscal Year			39 weeks ended
	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
	(dollars in millions except EPS)
Reported net income/(loss)	$336	$(705)	$98	$3	$203
Goodwill and trade name amortization	69	72	72	44	—

Adjusted net income/(loss)	$405	$(633)	$170	$47	$203

Earnings per share (EPS) – basic:
Reported net income/(loss)	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Goodwill and trade name amortization	0.26	0.27	0.27	0.16	—

Adjusted net income/(loss)	$1.42	$(2.54)	$0.53	$0.09	$0.68

Earnings per share (EPS) – diluted:
Reported net income/(loss)	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Goodwill and trade name amortization	0.26	0.27	0.27	0.16	—

Adjusted net income/(loss)	$1.42	$(2.54)	$0.53	$0.09	$0.68

RISK FACTORS

Investing in the notes involves risk. You should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks and uncertainties referred to below or listed under “Forward-Looking Statements” in the accompanying prospectus. However, these risks and uncertainties are not the only risks which we face.

Risks Relating To Ownership Of The Notes

The notes will be effectively subordinated to the rights of our existing and future secured creditors to the extent of the value of the collateral by which that indebtedness is secured and structurally subordinated to guarantees of any such obligations by certain of our subsidiaries, and to the subsidiaries’ indebtedness.

The notes will be senior unsecured obligations and will rank pari passu in right of payment with all other existing and future senior unsecured obligations of the Issuer and the Co-Obligor. The notes will effectively rank junior to our existing and future secured debt as to the assets securing such debt. On May 31, 2002, we replaced our expiring revolving credit and letter of credit facilities with a new $1.5 billion senior secured credit facility. As of January 25, 2003, we had no cash borrowings outstanding under, and approximately $206 million in letters of credit supported by, this facility. The obligations under this credit facility are guaranteed by J. C. Penney Company, Inc. and our material subsidiaries, other than our drug store subsidiaries, and secured by a security interest on all of the domestic department store and catalog inventory of J. C. Penney Corporation, Inc. Accordingly, the notes will be effectively subordinated to all such secured indebtedness to the extent of the value of such collateral, and structurally subordinated to the guarantees of that indebtedness by such subsidiaries. Upon an event of default under the credit facility, the lenders could elect to declare all amounts outstanding, together with accrued and unpaid interest thereon, to be immediately due and payable. If we were unable to repay those amounts, the lenders would have available to them the rights of secured lenders and could proceed against the collateral granted them to secure that indebtedness. In addition, there can be no assurance that our department store and catalog inventory, which serves as collateral, would be sufficient to repay in full any such secured indebtedness, in which case any of our remaining obligations under the credit facility would be unsecured and, except to the extent of the structurally senior indebtedness represented by the guarantees, rank pari passu in right of payment with the notes. The notes will effectively rank junior to all existing and future obligations of our subsidiaries. We cannot assure you that there will be sufficient assets to pay amounts due on the notes.

Our credit facility contains restrictive covenants and financial ratios.

Our credit facility contains restrictive covenants that will limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances on our and our subsidiaries’ assets, to make loans, guarantees, investments and acquisitions, to sell or otherwise dispose of assets, to merge or consolidate with another entity, to make negative pledges and to change our business materially. The credit facility also contains financial covenants that require us to maintain a ratio of funded debt to EBITDA (as defined in the agreement) below stipulated thresholds and a minimum asset coverage ratio. A failure to comply with the obligations contained in the credit facility, if not cured or waived, would prevent us from borrowing under the credit facility, thereby depriving us of necessary liquidity to finance our operations, and could permit acceleration of our obligations thereunder and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In the case of an event of default under the credit facility, the lenders under the credit facility would be entitled to exercise the remedies available to a secured party under applicable law. If we were obligated to repay all or a significant portion of our indebtedness under the credit facility, there can be no assurance that we would have sufficient cash to do so or that we could successfully refinance such indebtedness. Other indebtedness that we may incur in the future may contain financial or other covenants more restrictive than those applicable to the credit facility.

We will use a portion of our cash flow from operations to make payments, consisting primarily of interest and principal, on our debt. This will reduce the funds available for our operations and capital expenditures. Also, the overall amount of debt we have outstanding and the restrictive covenants contained in the terms of that debt may make us vulnerable to economic downturns and competitive pressures, and may hinder our ability to accomplish our strategic objectives.

The indenture does not restrict our ability to incur indebtedness or afford protection in the event of a change of control.

We will be able to incur substantial additional indebtedness in the future. As of January 25, 2003 we had $1.3 billion available for additional borrowing under our credit facility. In addition, the indenture will not afford any protection in the event of a takeover, recapitalization or other change of control transaction involving our company, which may be highly leveraged.

An active trading market may not develop for the notes, and you may not be able to resell the notes.

The notes are new securities with no previous existing trading market. We intend to list the notes on The New York Stock Exchange and the underwriters have informed us that they initially intend to make a market in the notes but they are not obligated to do so. The underwriters may discontinue such market-making activity at any time without notice. However, both the liquidity and market price of the notes may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. We cannot assure you that an active or stable trading market will develop for the notes.

Risks Relating to Our Business

We may not accurately anticipate fashion trends, customer preferences and other fashion-related factors.

The retail industry is subject to changing fashion trends, customer preferences and customer financial status. We cannot guarantee that our merchandise selection will accurately reflect customer preferences at any given time or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from vendors. If we fail to accurately anticipate either the market for the merchandise or the customers’ purchasing habits, we may be required to sell a significant amount of unsold inventory at discounted prices or even below cost, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain our margin on pharmacy sales or attract and retain a sufficient number of licensed pharmacists.

Pharmacy sales represent a significant and growing percentage of our total drugstore sales. Pharmacy sales accounted for approximately two-thirds of total drugstore sales for fiscal 2002. Eckerd’s pharmacy sales have lower margins than non-pharmacy sales and are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third party payors, which collectively we call third party plans, become more prevalent and as these plans continue to seek cost containment. Also, any substantial delays in reimbursement, or a significant reduction in coverage or payment rates from third party plans, can have a material adverse effect on our drugstore business. Pharmacy sales to third party plans accounted for approximately 90 percent of Eckerd’s total pharmacy sales for fiscal 2002.

The success of our drugstore operations is also dependent in part on our ability to attract and retain licensed pharmacists. There currently exists an industry-wide shortage of pharmacists. Eckerd has taken steps to address this shortage, including replacing certain pension benefits with an enhanced 401(k) savings program that is more competitive in the drugstore industry and is designed to attract and retain qualified personnel, especially pharmacists. While this shortage has not to date had an adverse impact on Eckerd’s operations or earnings, there is no guarantee that Eckerd’s operations and earnings will not be adversely affected by a pharmacist shortage in the future.

We may not be able to attract or retain a sufficient number of customers in a highly competitive retail environment.

We compete primarily with department stores, drug stores and mass merchandisers, many of which are units of national or regional chains that have significant financial and marketing resources. The principal competitive factors in our markets are price, quality, selection of merchandise, reputation, store location, advertising and customer service. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Although we sell merchandise via the Internet through “jcpenney.com,” a significant shift in customer buying patterns to purchasing merchandise via the Internet could have a material adverse effect on us. Internet retailing is extremely competitive and could result in fewer sales and lower margins to us. We continue to rely on store and catalog sales for a substantial majority of our revenue.

We may experience significant fluctuations in our operating results.

We have experienced fluctuations in our operating results in recent periods and may continue to do so in the future. Lower and unprofitable operating results could inhibit our ability to pay our debts, including these notes.

We may not be able to obtain adequate capital to support our operations and growth strategies.

Our operations and growth strategy require adequate capital, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. We may need additional seasonal borrowing capacity in addition to the funds currently available under our revolving credit facility to fund our working capital requirements. The inability to obtain adequate capital could have a material adverse effect on our business and results of operations.

We may not be able to retain key executives or other personnel.

We have recently hired several key members of our management team. We feel that our success is largely dependent on the performance of this management team and other key employees. Our operations could be materially adversely affected if any of our senior executives or other key personnel ceased working for us.

USE OF PROCEEDS

Our net proceeds from the sale of the notes in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $            . We expect to use these proceeds for general corporate purposes including investments in working capital, capital expenditures and to repay a portion of upcoming debt maturities.

CAPITALIZATION

The following table sets forth our capitalization as of October 26, 2002 on an actual basis and as adjusted to reflect the receipt of the estimated net proceeds from the sale of the notes (after deducting the underwriting discount and estimated fees and expenses) and pending application of those proceeds. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus supplement.

	October 26, 2002
	Actual	As Adjusted
	(dollars in millions)

Cash and short-term investments	$1,748	$2,092

Short term debt:
Short-term debt	15	15
Current maturities of long-term debt	28	28

Total short-term debt	43	43
Long-term debt:
Long-term debt	5,169	5,169
Notes offered hereby	—	350

Total long-term debt	5,169	5,519

Total debt	5,212	5,562

Stockholders’ equity:
Preferred stock, no par value and stated value of $600 per share: authorized, 25 million shares; issued and outstanding, 0.6 million shares of Series B ESOP convertible preferred	339	339
Common stock, par value $0.50 per share: authorized, 1,250 million shares; issued and outstanding 268 million shares	3,403	3,403
Deferred stock compensation	11	11
Accumulated other comprehensive (loss)	(197)	(197)
Reinvested earnings	2,662	2,662

Total stockholders’ equity	6,218	6,218

Total capitalization	$11,430	$11,780

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Please read the selected consolidated financial and other data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and notes, all incorporated herein by reference. Our fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday in January. As used in this section “fiscal 1997” represents the 53 weeks ended January 31, 1998, “fiscal 1998” represents the 52 weeks ended January 30, 1999, “fiscal 1999” represents the 52 weeks ended January 29, 2000, “fiscal 2000” represents the 52 weeks ended January 27, 2001 and “fiscal 2001” represents the 52 weeks ended January 26, 2002. The following table sets forth historical summary data for the fiscal years 1997 through 2001 and the 39 weeks ended October 27, 2001 and October 26, 2002. This data, other than the 39 weeks ended October 27, 2001 and October 26, 2002, has been derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are incorporated herein by reference. The selected consolidated data for the 39-week periods ended October 27, 2001 and October 26, 2002 are derived from our unaudited consolidated financial statements which are incorporated herein by reference. Our historical operating results are not necessarily indicative of our future operating results.

	Fiscal Year					39 Weeks Ended(1)
	1997	1998	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
	(amounts in millions, except per share and other operating data)					(unaudited)
Statement of Operations Data:
Department stores and catalog sales	$20,133	$19,436	$19,316	$18,758	$18,157	$12,277	$11,939
Eckerd drugstore sales	9,663	10,325	12,427	13,088	13,847	10,185	10,859

Total retail sales	29,796	29,761	31,743	31,846	32,004	22,462	22,798
Cost of goods sold	20,361	20,621	22,286	23,031	22,789	15,908	15,908

Gross margin	9,435	9,140	9,457	8,815	9,215	6,554	6,890
Selling, general and administrative expenses	7,813	7,966	8,604	8,637	8,459	6,140	6,289

Total segment operating profit	1,622	1,174	853	178	756	414	601

Other unallocated(2)	361	(40)	156	515	46	23	19
Net interest expense and credit operations	454	387	294	427	386	285	291
Acquisition amortization(3)	117	112	125	122	121	73	25

Income/(loss) from continuing operations before income taxes	690	715	278	(886)	203	33	266

Provision/(benefit) for income taxes	277	277	104	(318)	89	14	97

Income/(loss) from continuing operations	413	438	174	(568)	114	19	169
Less: preferred stock dividends, net of tax	40	38	36	33	29	22	20

Earnings/(loss) from continuing operations applicable to common stockholders(4)	$373	$400	$138	$(601)	$85	$(3)	$149
Net income/(loss) applicable to common stockholders(5)	$526	$556	$300	$(738)	$69	$(19)	$183
Per Share Data:
Income/(loss) from continuing operations
Basic	$1.51	$1.58	$0.54	$(2.29)	$0.32	$(0.01)	$0.56
Diluted	$1.49	$1.58	$0.54	$(2.29)	$0.32	$(0.01)	$0.55
Net income/(loss)
Basic	$2.13	$2.20	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Diluted	$2.10	$2.19	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Weighted average common shares
Basic	247.4	252.8	259.4	261.8	263.4	263.2	267.2
Diluted	250.0	254.0	259.4	261.8	267.0	263.2	269.7

	Fiscal Year					39 Weeks Ended(1)
	1997	1998	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
	(amounts in millions, except per share and other operating data)					(unaudited)
Other Operating Data:
Comparable store sales (6) increase/(decrease)
Department stores	(0.3)%	(1.9)%	(1.1)%	(2.4)%	3.3%	2.9%	3.0%
Eckerd pharmacy	12.5%	15.0%	15.6%	14.0%	11.7%	12.6%	7.3%
Eckerd drugstores total	7.4%	9.2%	10.7%	8.5%	7.8%	8.6%	6.2%
Number of stores (at period end)
Department stores	1,203	1,169	1,178	1,160	1,129	1,129	1,115
Eckerd drugstores	2,778	2,756	2,898	2,640	2,641	2,636	2,656

Balance Sheet Data:
Cash and short-term investments	$227	$49	$1,155	$944	$2,840	$1,791	$1,748
Working capital	5,274	5,022	3,902	3,022	4,178	4,001	4,387
Total assets(7)	23,405	23,605	20,908	19,742	18,048	18,402	17,860
Total debt	8,852	9,505	6,799	5,698	6,114	6,119	5,212
Stockholders’ equity	7,290	7,102	7,228	6,259	6,129	6,063	6,218

Other Financial Data:
Capital expenditures	$846	$800	$722	$678	$631	$497	$451
Cash dividends per common share	2.14	2.18	1.92	0.83	0.50	0.38	0.38

Segment EBITDA(8):
Department Stores and Catalog
Segment operating profit (earnings before interest, credit operations and taxes)	$1,275	$920	$670	$254	$548	$292	$349
Depreciation and amortization	366	380	386	360	370	282	276
Credit operating results	127	224	313	—	—	—	—

Department Stores and Catalog EBITDA	1,768	1,524	$1,369	$614	$918	$574	$625

Eckerd Drugstores
Segment operating profit/(loss) (earnings before interest and taxes)	$347	$254	$183	$(76)	$208	$122	$252
Depreciation and amortization	112	139	193	213	226	167	185

Eckerd Drugstores EBITDA	$459	$393	$376	$137	$434	$289	$437

Total Segments
Segment operating profit (earnings before interest, credit operations and taxes)	$1,622	$1,174	$853	$178	$756	$414	$601
Depreciation and amortization	478	519	579	573	596	449	461
Credit operating results	127	224	313	—	—	—	—

Total Segment EBITDA	$2,227	$1,917	$1,745	$751	$1,352	$863	$1,062

	Fiscal Year					39 Weeks Ended(1)
	1997	1998	1999	2000	2001	Oct. 27, 2001	Oct 26, 2002
						(unaudited)
	(dollars in millions)
Reconciliation of Income/(Loss) from Continuing Operations to Total Segment EBITDA(8):
Income/(loss) from continuing operations	$413	$438	$174	$(568)	$114	$19	$169
Add back:
Income taxes	277	277	104	(318)	89	14	97
Acquisition amortization(3)	117	112	125	122	121	73	25
Net interest expense (excluding credit operations)	581	611	607	427	386	285	291
Other unallocated(2)	361	(40)	156	515	46	23	19
Segment depreciation and amortization	478	519	579	573	596	449	461

Total Segment EBITDA	$2,227	$1,917	$1,745	$751	$1,352	$863	$1,062

(1)	The Company’s business depends to a great extent on the last quarter of the year. Historically, sales for that period have averaged approximately one-third of annual sales. Accordingly, the results of operations for the 39 weeks ended October 26, 2002 are not necessarily indicative of the results for the entire year. (See “Summary—Recent Developments”)
(2)	Includes amounts previously reported separately as restructuring and other, net.
(3)	Effective January 27, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Upon adoption, the Company ceased amortization of goodwill and other indefinite-lived intangible assets, primarily the Eckerd trade name. These assets are now subject to an impairment test on an annual basis, or when there is reason to believe that their values have been diminished or impaired. Other intangible assets with estimable useful lives will continue to be amortized over those lives. No impairment losses were recognized due to the change in accounting principle.

The following table summarizes the condensed consolidated pro forma results of operations for the years and partial years presented above as if SFAS No. 142 had been in effect for all periods presented:

						39 weeks ended
	1997	1998	1999	2000	2001	Oct. 27, 2001	Oct. 26, 2002
	($ in millions except EPS)
Reported net income/(loss)	$566	$594	$336	$(705)	$98	$3	$203
Goodwill and trade name amortization	60	66	69	72	72	44	—

Adjusted net income/(loss)	$626	$660	$405	$(633)	$170	$47	$203

Earnings per share (EPS) – basic:
Reported net income/(loss)	$2.13	$2.20	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Goodwill and trade name amortization	0.24	0.26	0.26	0.27	0.27	0.16	—

Adjusted net income/(loss)	$2.37	$2.46	$1.42	$(2.54)	$0.53	$0.09	$0.68

Earnings per share (EPS) – diluted:
Reported net income/(loss)	$2.10	$2.19	$1.16	$(2.81)	$0.26	$(0.07)	$0.68
Goodwill and trade name amortization	0.24	0.26	0.26	0.27	0.27	0.16	—

Adjusted net income/(loss)	$2.34	$2.45	$1.42	$(2.54)	$0.53	$0.09	$0.68

(4)	Earnings/(loss) from continuing operations is the same for calculating diluted EPS.

(5)	Net income/(loss) is the same for calculating diluted EPS. Includes income from discontinued operations, net of tax (in millions) of $153, $156, $162, $159 and $0 for 1997, 1998, 1999, 2000 and 2001, respectively, and $0 for the 39 weeks ended both October 27, 2001 and October 26, 2002. Also includes a gain/(loss) on the sale of discontinued operations, net of tax (in millions) of $0, $0, $0, $(296), and $(16) for 1997, 1998, 1999, 2000 and 2001, respectively and $(16) and $34 for the 39 weeks ended October 27, 2001 and October 26, 2002, respectively.
(6)	Department store comparable sales include the sales of stores after having been opened for 12 consecutive months. Stores become comparable on the first day of the 13th month. Eckerd comparable store sales include the sales of stores after having been opened for at least one full year and include all sales of relocated stores.
(7)	Includes assets of discontinued operations (in millions) of $2,323; $2,737; $2,847; $3,027 and $0 at year-end 1997, 1998, 1999, 2000 and 2001, respectively, and $0 at both October 27, 2001 and October 26, 2002.
(8)	EBITDA includes segment operating profit before depreciation and amortization and includes credit operating results for 1997, 1998 and 1999. EBITDA is provided as an alternative assessment of operating performance. It is not intended to be a substitute for measurements under U.S. generally accepted accounting principles, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies. In previous filings, the Company showed EBITDA before the effects of non-comparable items. Non-comparable items are defined and discussed in the 2001 10-K and totaled (in millions) $45, $114, $139, $208 and $(6) for 1997, 1998, 1999, 2000 and 2001, respectively, and $(6) and $0 for the 39 weeks ended October 27, 2001 and October 26, 2002, respectively.

MANAGEMENT

The following is a list, as of February 20, 2003, of the names and ages of the executive officers of J. C. Penney Corporation, Inc. and of the offices and other positions held by each such person with the Issuer. These officers hold identical positions with J. C. Penney Company, Inc., except as noted. References to such officers’ current positions are, except as noted, for the Co-Obligor and the Issuer; references to JCPenney positions held during fiscal years 2001 and earlier (prior to the creation of the holding company) are for the Issuer. The board of directors of J. C. Penney Company, Inc. and their ages are also listed.

Name	Age	Director Since	Position

Allen I. Questrom	62	2000	Chairman of the Board and Chief Executive Officer

M. Anthony Burns	60	1988	Director

Thomas J. Engibous	50	1999	Director

Kent B. Foster	59	1998	Director

Vernon E. Jordan, Jr.	67	1973	Director

Jane C. Pfeiffer	70	1977	Director

Ann W. Richards	69	1995	Director

Charles S. Sanford, Jr.	66	1992	Director

R. Gerald Turner	57	1995	Director

L. H. Roberts	54	2002	Director

Vanessa J. Castagna	53		Executive Vice President, President and Chief Operating Officer of JCPenney Stores, Catalog and Internet (Co-Obligor)

			Executive Vice President, Chairman and Chief Executive Officer for JCPenney Stores, Catalog and Internet (Issuer)

J. Wayne Harris	63		Executive Vice President, Chairman and Chief Executive Officer — Eckerd Drug Stores

Charles R. Lotter	65		Executive Vice President, Secretary and General Counsel

Robert B. Cavanaugh	51		Executive Vice President, Chief Financial Officer

Gary L. Davis	60		Executive Vice President, Chief Human Resources and Administration Officer

Stephen F. Raish	52		Executive Vice President, Chief Information Officer

Allen Questrom has served as Chairman of the Board and Chief Executive Officer of JCPenney since September 2000. He has served as a director of the Issuer since March 2002. Prior to joining the Company, Mr. Questrom served as Chairman of the Board from 1999 to January 2001, and Chief Executive Officer from 1999 to 2000, of Barney’s New York, Inc., Chairman of the Board and Chief Executive Officer of Federated

Department Stores, Inc. from 1990 to 1997, and President and Chief Executive Officer of Neiman Marcus Stores from 1988 to 1990. Prior to assuming these positions, Mr. Questrom held executive, senior management, and senior merchandise manager positions at Federated Department Stores.

Vanessa Castagna was elected Executive Vice President, Chairman and Chief Executive Officer of JCPenney Stores, Catalog, and Internet for J. C. Penney Corporation, Inc. effective July 11, 2002. She also serves as Executive Vice President, President and Chief Operating Officer of JCPenney Stores, Catalog and Internet for J. C. Penney Company, Inc., a position she has held since May 18, 2001. From 1999 to May 18, 2001, she served as Executive Vice President and Chief Operating Officer of JCPenney Stores, Merchandising and Catalog. Prior to joining JCPenney, Ms. Castagna served as Senior Vice President and General Merchandise Manager for women’s and children’s accessories and apparel at Wal-Mart Stores Division since 1996. Ms. Castagna’s responsibilities at Wal-Mart also included product, trend, and brand development for family apparel. She joined Wal-Mart in 1994 as Senior Vice President and General Merchandising Manager for home decor, furniture, crafts and children’s apparel. Prior to joining Wal-Mart, Ms. Castagna served in several senior level positions in the retailing industry, including Senior Vice President, General Merchandising Manager for women’s and juniors for Marshalls stores, a division of TJX Companies, and Vice President, Merchandising—Women’s at Target Stores, a division of Dayton Hudson Corporation (now known as Target Corporation).

Bob Cavanaugh was elected Executive Vice President and Chief Financial Officer of JCPenney effective January 2001. He was elected Senior Vice President and Chief Financial Officer of Eckerd in 1999, and served as an Eckerd officer until January 2, 2001. From 1996 to 1999 he served as Vice President and Treasurer of JCPenney. He has served as a director of Eckerd since 2001, and a director of the Issuer since March 2002.

Gary Davis has served as Executive Vice President, Chief Human Resources and Administration Officer of JCPenney since 1998 and served as Senior Vice President, Director of Human Resources and Administration from 1997 to 1998. From 1996 to 1997 he served as Senior Vice President and Director of Personnel and Administration. He was elected President of the Northwestern Region in 1992 and served in that capacity until 1996.

Wayne Harris was elected Executive Vice President, Chairman and Chief Executive Officer — Eckerd Drug Stores in May 2001. He was elected Chairman of the Board and Chief Executive Officer of Eckerd effective October 1, 2000. Prior to joining Eckerd, Mr. Harris served as Chairman of the Board and Chief Executive Officer of The Grand Union Company from 1997 to 2000, and he served as Chairman of the Board and Chief Executive Officer of Canadian Co./GAP from 1995 to 1997, and held various other executive and senior management positions with the Great Atlantic & Pacific Company, and also The Kroger Co.

Charlie Lotter was elected an Executive Vice President of JCPenney in 1993. He was elected Senior Vice President, General Counsel and Secretary in 1987. He has served as a director of Eckerd Corporation since 1996 and a director of the Issuer since March 2002.

Steve Raish was elected Executive Vice President and Chief Information Officer of JCPenney effective January 2001. In 1996 he was named Director of Coordination, JCPenney Stores. He was elected Divisional Vice President in 1997. In 1998 he was elected President, Home and Leisure Division and in 1999 he was named President of the Accelerating Change Together (ACT) initiative, JCPenney’s centralized merchandising process in Department Stores and Catalog.

DESCRIPTION OF NOTES

The following is a description of the particular terms of the notes offered by this prospectus supplement and the accompanying prospectus and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of debt securities provided in the prospectus. We refer potential purchasers of the notes to that description, as well as to the following description. The statements in this prospectus supplement concerning the notes and the Indenture do not purport to be complete.

In this section entitled “Description of the Notes,” when we refer to “the Company,” “JCPenney,” “the Issuer,” “we,” “our,” or “us,” we are referring to J. C. Penney Corporation, Inc. as issuer of the notes, and not to J. C. Penney Company, Inc. or any of the subsidiaries of J. C. Penney Corporation, Inc.

General

The notes are an issue of debt securities described in the prospectus that follows. The notes will be issued as a separate series of senior debt securities under the Indenture, under which U.S. Bank National Trust, serves as Trustee (the “Trustee”). JPMorgan Chase Bank will serve as paying agent with respect to the notes. The notes will mature on                 , 2010. In addition to the notes, we have in the past, and may in the future, issue from time to time other series of securities under the Indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the notes. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000. The notes will not be entitled to the benefit of any sinking fund.

The notes are initially being offered in the principal amount of $350,000,000. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby.

Payment of Interest

Each note will bear interest at the rate set forth on the front cover hereof, payable semi-annually in arrears on and of each year, to the person in whose name the note is registered at the close of business on the preceding                                  or                         , respectively. The first interest payment date is                         , 2003. Interest will accrue on the notes from                         , 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

The Company, at its option, may at any time redeem all or any portion of the notes, at a redemption price, plus accrued interest to the date of redemption, equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus              basis points.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date applicable to the notes, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means, with respect to the notes offered hereby, Credit Suisse First Boston LLC or, if such firm is unwilling or unable to select the applicable comparable treasury issue, an independent investment banking institution of national standing appointed by the trustee.

“Reference Treasury Dealer” means, with respect to the notes offered hereby, Credit Suisse First Boston LLC; provided, however, that if the foregoing shall cease to be a primary United States Government securities dealer in New York City (a “primary treasury dealer”), the Company shall substitute therefore another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Yield” means, with respect to any redemption to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

Holders of the notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date the Company sets for redemption.

Form of Notes

The notes will be represented by one or more global securities (each a global security) registered in the name of The Depository Trust Company, as Depositary (the “depositary”) or a nominee of the depositary. Except as set forth below, a global security may be transferred in whole and not in part, only to the depositary or another nominee of the depositary or to a successor of the depositary or its nominee.

Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by such global security to the accounts of institutions that have accounts with the depositary or its nominee (these institutions are called “participants”). The accounts to be credited will be designated by the Underwriters, dealers or agents. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of interests in such global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in a global security.

So long as the depository or its nominee is the registered holder and owner of such global security, the depositary or such nominee, as the case may be, will be considered the sole registered owner and holder of the related notes for all purposes of such notes and for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered to be the owners or holders of any notes under the indenture or such global security.

Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise all rights of a holder of notes under the indenture or such global security. We understand that under existing industry practice, in the event we request any action of holders of notes or an owner of a beneficial interest in a global security desires to take any action that the depositary, as the holder of the global security, is entitled to take, the depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal and interest on notes represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of such global security.

We expect that the depositary, upon receipt of any payment of principal or interest, will immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the global security as shown in the records of the depositary. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants. We and the Trustee will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or the relationship between such participants and the owners of beneficial interests in such global security owned through such participants.

Unless and until it is exchanged in whole or in part for notes in definitive form, a global security may not be transferred except as a whole by the depositary to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary, or to a successor of the depositary or its nominee.

Notes represented by a global security will be exchangeable for notes in definitive form of like tenor as such global security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) we execute and deliver to the Trustee an order that the global security shall be so transferable, registrable and exchangeable and the transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the notes evidenced by such global security. Any global security that is exchangeable pursuant to the preceding sentence is exchangeable for notes issuable in authorized denominations and registered in such names as the depositary shall direct and an owner of a beneficial interest in a global security will be entitled to physical delivery of such notes in definitive form. Subject to the foregoing, a global security is not exchangeable except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The depositary has advised us and the Underwriters as follows: The depositary is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among the participants, thereby eliminating the need for physical delivery of securities and certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearingcorporations and certain other organizations, some of which (and/or their representatives) own the depositary. Access to the depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with participants, either directly or indirectly (“Indirect Participants”). Persons who are not participants may beneficially own securities held by the depositary only through participants or Indirect Participants. The rules applicable to the depositary and the participants are on file with the Securities and Exchange Commission. The depositary currently accepts only notes denominated and payable in U.S. dollars.

Satisfaction and Discharge Prior to Maturity

Pursuant to an election by us under the indenture, we have the right at any time to satisfy and discharge our obligations under the notes by depositing in trust with the trustee money or U.S. government obligations. For United States federal income tax purposes, it is likely that any such deposit and discharge with respect to any notes will be treated as a taxable exchange of such notes for interests in the trust. For a description of the applicable provisions and the tax effects, see “Description of Securities - Satisfaction and Discharge Prior to Maturity” in the prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

On May 31, 2002, J. C. Penney Corporation, Inc. established a three-year $1.5 billion bank line of credit agreement to be used for general corporate purposes, including the issuance of letters of credit. The facility is secured by domestic department stores and catalog inventories, with the pledged collateral being subject to release if certain financial performance improvements occur.

The primary borrower under the revolving credit facility is J. C. Penney Corporation, Inc. with J. C. Penney Purchasing Corporation being an account party for purposes of obtaining letter of credit accommodations. The facility is guaranteed by J. C. Penney Company, Inc. and certain material subsidiaries under a guarantee and collateral agreement on a joint and several basis but not by our drugstore businesses. The borrowers have the right to prepay borrowings at any time. The facility contains customary events of default, as well as restrictive covenants. At the option of the lenders and the request of the borrower the facility may be renewed for up to two years.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To non-U.S. holders

The following summary describes certain United States federal income tax consequences under current law that may be relevant to a beneficial owner of the notes that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States federal income taxation on its worldwide income (any of the foregoing is referred in this prospectus supplement as a “non-U.S. holder”). This summary deals only with non-U.S. holders that are initial holders of the notes and that will hold the notes as capital assets. It does not address the tax considerations applicable to non-U.S. holders if income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Generally, payments of interest made with respect to the notes to a non-U.S. holder will not be subject to United States federal income or withholding tax, provided that (i) the non-U.S. holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, (ii) the non-U.S. holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to us through stock ownership, (iii) the non-U.S. holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended, and (iv) the non-U.S. holder complies with applicable certification requirements.

Any capital gain realized on the sale, exchange, retirement or other disposition of a note by a non-U.S. holder will not be subject to United States federal income or withholding taxes unless such non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and meets certain additional requirements.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO U.S. FEDERAL, STATE AND LOCAL INCOME, WITHHOLDING AND OTHER TAXES AND NON-U.S. TAX CONSEQUENCES, UPON INCOME AND GAIN REALIZED IN RESPECT OF THE NOTES.

Information Reporting and Backup Withholding

A holder of the notes may be subject to information reporting and backup withholding at a rate of 30 percent on certain amounts paid to the holder unless such holder provides proof of an applicable exemption (including a general exemption for non-U.S. holders and for corporations) or correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated February     , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective principal amounts of notes:

Underwriter	Principal Amount of Notes
Credit Suisse First Boston LLC	$
J.P. Morgan Securities Inc.
Wachovia Securities, Inc.
Fleet Securities, Inc.
HSBC Securities (USA) Inc.

Total		$350,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of [            ] percent of the principal amount per note. The underwriters and selling group members may allow a discount of [            ] percent of the principal amount per note on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Note	Total
Underwriting Discounts and Commissions paid by us . . . . . . . . . . .	$	$
Expenses payable by us . . . . . . . . . . .	$	$

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and its customers and is not a party to any transactions. We do not believe that Market Axess Inc. will function as an underwriter or agent of the issuer, nor do we believe that Market Axess Inc. will act as a broker for any customer of Credit Suisse First Boston LLC. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions the underwriter conducts through the system. Credit Suisse First Boston LLC will make securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF NOTES

The validity of the notes will be passed upon for the us by C. R. Lotter, Executive Vice President, Secretary and General Counsel of J. C. Penney Corporation, Inc. and J. C. Penney Company, Inc., and for the Underwriters by Dewey Ballantine LLP, New York, New York. As of January 31, 2003, Mr. Lotter owned 149,069 shares of common stock and common stock voting equivalents of the Company, including shares credited to his account under the Company’s Savings, Profit-Sharing and Stock Ownership Plan. As of January 31, 2003, Mr. Lotter had outstanding options to purchase 271,000 shares of common stock.

INDEPENDENT AUDITORS

The consolidated financial statements of J. C. Penney Company, Inc. appearing in our Annual Report (Form 10-K) for the year ended January 26, 2002, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

The consolidated financial statements of J. C. Penney Funding Corporation appearing in its Annual Report (Form 10-K) for the year ended January 26, 2002, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2003

PROSPECTUS

JCPenney

J. C. Penney Corporation, Inc.

DEBT SECURITIES

AND

WARRANTS TO PURCHASE DEBT SECURITIES

OF WHICH

J. C. Penney Company, Inc.

IS CO-OBLIGOR

We may offer from time to time in one or more series up to $2,000,000,000 (or the equivalent thereof denominated in foreign currency or composite currencies) aggregate principal amount of our senior debt securities consisting of unsecured debentures, notes and/or other evidences of indebtedness, each series of which will be offered on terms to be determined at the time of sale. We may from time to time also offer debt securities with warrants to purchase debt securities (debt securities and warrants being together in this prospectus will be called “securities”). A supplement to this prospectus will be delivered together with this prospectus in respect of any securities, including any related warrants, then being offered and will set forth certain specific terms with respect to such securities, which may include, among other items:

—	title;
—	authorized denominations;
—	aggregate principal amount;
—	initial public offering price;
—	maturity;
—	currency or currency unit in which the debt securities will be denominated;
—	rate or rates or formula to determine such rate or rates, and time or times of payment of interest, if any; redemption and sinking fund terms, if any;
—	exercise prices and expiration dates of any warrants;
—	listing, if any, on a securities exchange;
—	underwriter or underwriters, if any, respective amounts to be purchased by them, their compensation and the resulting net proceeds to us.

Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, securities may be sold by us directly or through agents or dealers. See “Plan of Distribution”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is February 24, 2003.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information in this prospectus, and any supplement to this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the prospectus supplement is accurate only as of the date on the front cover of the prospectus supplement. Our business, financial condition, results of operations, and other information contained in the prospectus and prospectus supplement may have changed since that date.

Unless the context otherwise requires, as used in this prospectus, the terms “JCPenney,” “our,” or “we” refer to the combined entities of J. C. Penney Corporation, Inc., its parent, J. C. Penney Company, Inc., and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our filings with the SEC are availale on the Internet at the SEC’s EDGAR website at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference rooms at the following address:

450 Fifth Street, N. W., Room 1024

Washington, D.C. 20549

You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC and which is not included in or delivered with this prospectus. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus.

We are incorporating by reference the following documents that have previously been filed with the SEC:

J. C. Penney Company, Inc.

•	Its annual report on Form 10-K for the fiscal year ended January 26, 2002

•	Its quarterly reports on Form 10-Q for the quarters ended April 27, 2002, July 27, 2002 and October 26, 2002; and

•	Its current reports on Form 8-K dated May 31, 2002, June 26, 2002, June 26, 2002, July 10, 2002, July 11, 2002, July 25, 2002, August 9, 2002, August 13, 2002 and September 6, 2002.

J. C. Penney Funding Corporation

•	Its annual report on Form 10-K for the fiscal year ended January 26, 2002;

•	Its quarterly report on Form 10-Q for the quarters ended April 27, 2002, July 27, 2002 and October 26, 2002; and

•	Its current reports on Form 8-K dated September 6, 2002.

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we sell all of the securities being registered by this registration statement. In no event, however, will any of the information that we disclose under Item 9 or Item 12 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus.

You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

J. C. Penney Company, Inc.

P. O. Box 10001

Dallas, Texas 75301

Telephone: (972) 431-2207

Attention: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any supplemental prospectus and the documents incorporated herein by reference may contain forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “ plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of any supplemental prospectus.

We also used other factors and assumptions not identified above in deriving the forward-looking statements. Our failure to realize these other assumptions or the impact of the other factors may also cause actual results to differ materially from those projected.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. You are cautioned not to rely on the forward-looking statements, which speak only as of the date of this prospectus or, where applicable, a supplemental prospectus. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

THE COMPANY

JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer. As of January 25, 2003, we operated 1,049 JCPenney department stores in 49 states, Puerto Rico and Mexico, and 54 Renner department stores in Brazil. The major portion of our business consists of providing merchandise and services to customers through department stores, catalog departments and the Internet. We market predominantly family apparel, jewelry, shoes, accessories and home furnishings.

In addition, through our subsidiary Eckerd Corporation, as of January 25, 2003, we operated a chain of 2,686 drugstores located throughout the Southeast, Sunbelt, and Northeast regions of the United States. Eckerd drugstores sell prescription drugs as well as general merchandise items such as over-the-counter drugs, beauty products, photo processing services, greeting cards and convenience food.

On January 27, 2002, J. C. Penney Company, Inc. was reorganized into a holding company structure. As part of this restructuring, the former J. C. Penney Company, Inc. changed its name to “J. C. Penney Corporation, Inc.” and became a wholly-owned subsidiary of a newly formed affiliated holding company. The new holding company assumed the name “J. C. Penney Company, Inc.,” and is referred to in this prospectus as the “Co-Obligor.” J. C. Penney Corporation, Inc. is referred to in this prospectus as the “Issuer.” Shares of common and preferred stock of the Issuer outstanding as of January 27, 2002 were automatically converted into the identical number and type of shares of common and preferred stock of the Co-Obligor. Shares of common stock of 50¢ par value of the Co-Obligor are publicly traded under the same symbol (JCP) on the New York Stock Exchange.

The Issuer is a wholly-owned subsidiary of the Co-Obligor. The Co-Obligor is a holding company that derives its operating income and cash flow from the Issuer. The Co-Obligor is the sole stockholder of the Issuer and the Issuer is the Co-Obligor’s sole significant asset and only direct subsidiary. The Co-Obligor is also the co-obligor or guarantor, as the case may be, on all other outstanding debt of the Issuer which has been registered with the Securities and Exchange Commission, referred to in this prospectus as the “SEC.” The Co-Obligor and its consolidated subsidiaries, including the Issuer, are collectively referred to in this prospectus as “we,” “us,” “our,” “JCPenney” or the “Company,” unless indicated otherwise.

Our principal offices are located at 6501 Legacy Drive, Plano, Texas 75024-3698. Our telephone number is (972) 431-1000. We maintain a web site on the Internet at www.jcpenney.net. Our web site, and the information contained on it, are not part of this prospectus.

USE OF PROCEEDS

The net proceeds to be received by us from the sale of the securities will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of borrowings and investments. Unless otherwise specified in the prospectus supplement accompanying this prospectus, specific allocations of the proceeds will not have been made at the date of the prospectus supplement. Pending any specific application, the net proceeds may be initially invested in short term marketable securities or applied to the reduction of short term indebtedness.

We may from time to time borrow additional funds or issue additional equity securities, as appropriate. The amounts, terms and timing of any such financings or issuances will depend upon a number of factors, including our operations and the condition of the financial markets.

RATIO OF AVAILABLE INCOME TO FIXED CHARGES

	Fiscal Year						39 Weeks Ended
	1997	1998	1999	2000		2001	Oct 27, 2001	Oct 26, 2002
Ratio of available income to fixed charges	1.83x	1.80x	1.29x	—	(1)	1.27x	1.06x	1.45x

(1)	Income from continuing operations was not sufficient to cover fixed charges by $887 million for fiscal 2000.

For purposes of computing the ratios of available income to fixed charges, available income is determined by adding fixed charges to income from continuing operations before income taxes and before capitalized interest. Fixed charges are interest expense and a portion of rental expense representative of interest.

DESCRIPTION OF SECURITIES

Debt Securities

The debt securities are to be issued under an indenture, dated as of April 1, 1994, as amended by a first supplemental indenture, dated as of January 27, 2002, and a second supplemental indenture, dated as of July 26, 2002, (the indenture and supplements are referred to in this prospectus as the “indenture”), among the Issuer, the Co-Obligor and U.S. Bank National Association, as trustee. The indenture in the form in which it was executed is incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The following statements are subject to the detailed provisions of the indenture, including definitions of certain terms used in this description. Wherever particular provisions of the indenture are referred to in this prospectus, such are made a part of the statement made, and the statement is qualified in its entirety by such reference. We urge you to read the indenture because, it, and not this description, defines your rights as a holder of any debt securities that may be issued under the indenture. A copy of the form of indenture is available to you upon request at the address set forth under the heading, “Incorporation By Reference” on page 1.

In this section, when we refer to “the Company,” “JCPenney,” “the Issuer,” “we,” ”our,” or “us,” we are referring to J. C. Penney Corporation, Inc. as issuer of the debt securities, and not to J. C. Penney Company, Inc. or any of the subsidiaries of J. C. Penney Corporation, Inc.

General

The indenture does not limit the amount of debt securities which can be issued under it. Under the indenture, debt securities may be issued in one or more series, each in an aggregate Principal Amount (in U.S. dollars or the equivalent denominated in foreign currency or composite currencies) authorized by the Company prior to issuance.

Reference is made to the prospectus supplement for certain specified terms with respect to the debt securities being offered hereby, including, but not limited to, (1) the terms set forth on the cover page of this prospectus; (2) the obligation or option, if any, of the Company to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within and the price or prices at which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and the other detailed terms and provisions of such obligation; (3) if the amount of payments of principal of or any premium or interest on any of the debt securities may be determined with reference to an index, the manner in which such amounts shall be determined; and (4) whether any of the debt securities shall be issuable in whole or in part in the form of one or more global securities (as described below) and, if so, the depository for such global security or securities, and the circumstances under which any such global security or securities may be exchanged for debt securities registered in the name of, and any transfer of such global security or securities may be registered to, a person other than such depository or its nominee.

The debt securities offered hereby will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

Unless otherwise provided in the prospectus supplement, the debt securities will be issued only in registered form without coupons and may be issued (in the case of dollar denominated debt securities) in denominations of $1,000 and any integral multiple thereof. The debt securities of a series may be represented, in whole or in part, by one or more permanent global securities in an denomination or aggregate denominations equal to the portion of the aggregate Principal Amount of outstanding debt securities of the series to be represented by such global security or securities. Any such global security deposited with a depository or its nominee and bearing the legend required by the indenture may not be surrendered for transfer or exchange except by the depository for such global security or any nominee of such depository, except if the depository notifies the Company that it is unwilling or unable to continue as depository, or the depository ceases to be qualified as required by the indenture, or the Company instructs the trustee in accordance with the Indenture that such global security shall be so registrable and exchangeable, or there shall exist such other circumstances, if any, as may be specified in the applicable prospectus supplement.

The specific terms of the depository arrangement with respect to any portion of a series of debt securities to be represented by one or more global securities will be described in the applicable prospectus supplement. Beneficial interests in global securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the depository and the institutions that are participants in the depository.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate Principal Amount and tenor. The debt securities may be transferred or exchanged without payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

The principal of (and premium, if any) and interest, if any, on the debt securities will be payable, and the transfer of the debt securities will be registrable, at the agency or agencies maintained by the Company; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register.

Some of the debt securities may be issued as discounted debt securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rate) to be sold at a substantial discount below their stated Principal Amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto. Debt securities may also be issued under the Indenture upon the exercise of warrants. See “Warrants” below.

Restrictive Covenants

Limitations on Liens.    The indenture provides that the Company may not, nor may it permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee evidences of indebtedness for money borrowed which are secured by any mortgage, security interest, pledge or lien (“mortgage”) of or upon any Principal Property (as defined below) or of or upon any shares of stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the indenture or thereafter acquired, without effectively providing that the Principal Amount of the debt securities from time to time outstanding shall be secured equally and ratably by such mortgage, except that this restriction will not apply to (1) mortgages on any property existing at the time of its acquisition; (2) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with, or disposes of substantially all its properties (or those of a division) to, the Company or a Restricted Subsidiary; (3) mortgages on property of a corporation existing at the time such corporation first becomes a Restricted Subsidiary; (4) mortgages securing indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (5) mortgages to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property if the commitment to extend the credit secured by any such mortgage is obtained within 12 months after the later of the completion or the placing in operation of the acquired, constructed, developed or substantially repaired, altered or improved property; (6) mortgages securing current indebtedness (as defined in the indenture); or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in clauses (1) through (6), provided, however, that the Principal Amount of indebtedness secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the Principal Amount of indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the Company or any Restricted Subsidiary may issue, assume or guarantee indebtedness secured by mortgages which would otherwise be subject to the foregoing restrictions in any aggregate amount which, together with all other such indebtedness outstanding, all attributable debt outstanding under the provisions described in the last sentence under “Limitations on Sale and Lease-Back Transactions” below and all Senior Funded Indebtedness (as defined below) issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed five percent of Stockholders’ Equity (as defined below).

Under the terms of the indenture, the Company may secure indebtedness with mortgages on assets other than Principal Property including, but not limited to, with inventory and receivables.

Limitations on Sale and Lease-Back Transactions.    The indenture provides that neither the Company nor any Restricted Subsidiary may enter into any sale and lease-back transaction, as defined in the indenture, with respect to any Principal Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between restricted subsidiaries), if the purchaser’s commitment is obtained more than 12 months after the later of the acquisition or completion or the placing in operation of such Principal Property or of such Principal Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if either (a) the Company or such Restricted Subsidiary would be entitled pursuant to the provision described in the first sentence under “Limitations on Liens” described above to issue, assume or guarantee debt secured by a mortgage on such Principal Property without equally and ratably securing the debt securities from time to time outstanding or (b) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value) and, otherwise, an amount equal to the fair value (as determined by its board of directors) of the Principal Property so leased to the retirement of the debt securities or other Senior Funded Indebtedness of the Company or a Restricted Subsidiary, subject to reduction as set forth in the indenture in respect of the debt securities and other Senior Funded Indebtedness retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at maturity. The Company or any Restricted Subsidiary, however, may enter into a sale and lease-back transaction which would otherwise be subject to the foregoing restriction so as to create an aggregate amount of attributable debt which, together with all other such attributable debt outstanding, all indebtedness outstanding under the provision described in the last sentence under “Limitations on Liens” described above and all Senior Funded Indebtedness issued, assumed or guaranteed by any Restricted Subsidiary, does not exceed five percent of Stockholders’ Equity.

Waiver of Covenants.    The indenture provides that the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in Principal Amount of the outstanding debt securities of a particular series may waive compliance with certain covenants or conditions set forth in the indenture, including those described above.

Consolidation, Merger or Sale of Assets of the Company.    The indenture provides that the Company may not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (1) the corporation formed by such consolidation or into which the Company is merged or the person which acquires its assets is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the debt securities and the performance of every covenant of the indenture on the part of the Company, and (2) immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale is made will succeed to, and be substituted for, the Company under the indenture, and the predecessor corporation shall be released from all obligations and covenants under the indenture and the debt securities.

Unless otherwise provided in the prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect such holders.

Definitions

“Funded Indebtedness” of a corporation means the principal of (a) indebtedness for money borrowed or evidenced by an instrument given in connection with an acquisition which is not payable on demand and which matures, or which such corporation has the right to renew or extend to a date, more than one year after the date of determination, (b) any indebtedness of others of the kinds described in the preceding clause (a) for the payment of which such corporation is responsible or liable as a guarantor or otherwise, and (c) amendments, renewals and refundings of any such indebtedness. For the purposes of the definition of “Funded Indebtedness,” the term “principal” when used at any date with respect to any indebtedness means the amount of principal of such indebtedness that could be declared to be due and payable on that date pursuant to the terms of such indebtedness.

“Principal Amount” means, when used with respect to any debt security, the amount of principal thereof that could then be declared due and payable as a result of an event of default with respect to such debt security.

“Principal Property” means all real and tangible property owned by the Company or a Restricted Subsidiary constituting a part of any store, warehouse or distribution center located within the United States, exclusive of motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point of sale recording devices and related equipment, and data processing and other office equipment, provided the net book value of all real property (including leasehold improvements) and store fixtures constituting a part of such store, warehouse or distribution center exceeds 0.25% of Stockholders’ Equity.

“Restricted Subsidiary” means any subsidiary, as defined in the indenture, of the Company or of a Restricted Subsidiary which the Company designates as a Restricted Subsidiary, which designation shall not have been canceled. However, no subsidiary for which the designation of Restricted Subsidiary has been canceled may be redesignated as such if during any period following cancellation of its previous designation as a Restricted Subsidiary, such subsidiary shall have entered into a sale and lease-back transaction, as defined in the indenture, which would have been prohibited had it been a Restricted Subsidiary at the time of such transaction.

“Senior Funded Indebtedness” of the Company means any Funded Indebtedness of the Company unless in any instruments evidencing or securing such Funded Indebtedness it is provided that such Funded Indebtedness is subordinate in right of payment to the debt securities to the extent provided in the indenture.

“Senior Funded Indebtedness” of a Restricted Subsidiary means Funded Indebtedness of the Restricted Subsidiary and the aggregate preference on involuntary liquidation of preferred stock of such subsidiary.

“Stockholders’ Equity” means the aggregate of (a) capital and reinvested earnings, after deducting the cost of shares of capital stock of the Company held in its treasury, of the Company and consolidated subsidiaries plus (b) deferred tax effects.

Events of Default, Notice and Waiver

The indenture provides that if an event of default shall have occurred and be continuing with respect to any series of debt securities at the time outstanding, either the trustee or the holders of not less than 25% (unless a different percentage with respect to any series of debt securities is specified for this purpose, in which case the specified percentage) in outstanding Principal Amount of such series may declare to be due and payable immediately the Principal Amount (or specified portion thereof) of such series, together with interest, if any, accrued thereon.

The indenture defines an event of default with respect to any series of debt securities as any one of the following events:

•	default for 30 days in payment of any interest due with respect to any series of debt securities;

•	default for 30 days in making any sinking fund payment due with respect to any series of debt securities;

•	default in payment of principal of (or premium, if any, on) any debt security of any series when due;

•	default for 90 days after notice to the Company by the trustee or by holders of not less than 25% in Principal Amount of the debt securities then outstanding of such series in the performance of any other covenant for the benefit of such series; and

•	certain events of bankruptcy, insolvency and reorganization.

No event of default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an event of default with respect to any other series of debt securities issued under the Indenture.

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give to the holders of the debt securities of each series as to which such default has occurred, notice of such default known to it, unless cured or waived; provided that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, or in the payment of any sinking fund installment in respect of any of the debt securities, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the series as to which default has occurred. The term “default” for the purpose of this provision means any event which is, or after notice or lapse of time, or both, would become, an event of default.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default, to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in outstanding Principal Amount of a series of debt securities may, subject to certain exceptions, on behalf of the holders of the debt securities of such series direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee.

The indenture includes a covenant that the Company will file annually with the trustee a certificate of no default, or specifying any default that exists.

In certain cases, the holders of a majority (unless a greater requirement with respect to any series of debt securities is specified for this purpose, in which case, the requirement specified) in outstanding Principal Amount of a series of debt securities may on behalf of the holders of the debt securities rescind as to such series, a declaration of acceleration or waive any past default or event of default relating to the debt securities of such series, except a default not theretofore cured in payment of the principal of (or premium, if any) or interest, if any, on any such debt securities or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt securities of that series.

Modification of the Indenture

The indenture contains provisions permitting the Company and the trustee, with the consent of the holders of 66 2/3% in Principal Amount of the outstanding debt securities of each series affected by such modification, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the indenture or modifying the rights of the holders of the debt securities, except that no such supplemental indenture may, without the consent of all holders of the affected debt securities, (i) change the stated maturity of any debt securities or reduce the principal payable at stated maturity or which could be declared due and payable prior thereto or change any redemption price thereof, (ii) reduce the rate of interest payable on any debt securities, (iii) adversely affect the terms and provisions, if any, applicable to the conversion or exchange of any debt securities, (iv) reduce the percentage in Principal Amount of the debt securities of any series or reduce the percentage of debt securities of any series specified in the indenture, the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults, (v) change any place or the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security, or (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security.

Satisfaction and Discharge Prior to Maturity

The Company has the right at any time to satisfy and discharge its obligations under any series of debt securities by depositing in trust with the trustee money and/or U.S. government obligations (as defined below).

If such deposit is sufficient to make all payments of (1) interest on the debt securities prior to their redemption or maturity and (2) principal of (and premium, if any) and interest on such series of debt securities when due upon redemption or at maturity, all the obligations of the Company under such series of debt securities and the indenture as it relates to the debt securities will be discharged and terminated except as otherwise provided in the indenture. “U.S. Government Obligations” are defined to mean (i) securities backed by the full faith and credit of the United States and (ii) depository receipts issued by a bank or trust company as custodian and evidencing ownership by the holders of such depository receipts of future payments of interest or principal, or both, on such securities backed by the full faith and credit of the United States held by such custodian.

For U.S. income tax purposes, it is likely that any such deposit and discharge with respect to any debt securities will be treated as a taxable exchange of such debt securities for interests in the trust. In that event, a holder will recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in such trust; and thereafter will be required to include in income a share of the income, gain and loss of the trust. Purchasers of the debt securities should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the U.S. income tax law.

In addition, the Company may elect to provide, with respect to any series of debt securities, that the Company may be released from certain of its covenants upon the satisfaction of certain conditions applicable to the securities of such series.

Concerning the Trustee

U. S. Bank National Association, the trustee under the indenture, is a lender under our new credit facility and maintains substantial lines of credit and has other customary banking relationships with the Company.

Warrants

The Company may issue with any debt securities being offered by it warrants for the purchase of other debt securities. Each issue of Warrants will be issued under, and will be governed by, a warrant agreement to be entered into between the Company and a warrant agent, to be described in the prospectus supplement relating to the debt securities with which the warrants are to be issued. The proposed warrant agreement, including the form of proposed warrant certificate representing the warrants, substantially in the form in which it is to be executed, is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of certain provisions of the warrant agreement and warrant certificates do not purport to be complete and are subject to and qualified in their entirety by reference to all the provisions set forth in the warrant agreement and warrant certificates, respectively, including the definitions thereof of certain terms.

Reference is made to the prospectus supplement relating to the securities, the warrant agreement relating to the warrants and the warrant certificates representing the warrants for certain specific terms of the warrants, which may include: (1) designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants; (2) designations and terms of any related debt securities with which the warrants are issued and the number of warrants issued with each such debt security; (3) date, if any, on and after which the warrants and the related debt securities will be separately transferable; (4) principal amount of debt securities purchasable upon exercise of one warrant and the price at which such principal amount of debt securities may be purchased upon such exercise; (5) date on which the right to exercise the warrants shall commence and date on which such right shall expire; and (6) whether the warrants represented by the warrant certificates will be issued in registered or bearer form.

Warrant certificates will be exchangeable for new warrant certificates of different denominations, and warrants my be exercised, at the agency or agencies maintained for such purposes. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of the holders of debt securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise.

Each warrant will entitle the holder to purchase for cash such principal amount of debt securities at such exercise price as shall in each case be set forth, or be determinable as set forth, in the prospectus supplement relating to the securities. Each warrant may be exercised in whole but not in part at any time on and after the Commencement Date and up to the close of business on the Expiration Date set forth in the prospectus supplement relating to the securities. After the close of business on the expiration date, unexercised warrants will become void.

The exercise price of the warrants will be that price applicable on the date of receipt of payment therefor determined as set forth in the prospectus supplement relating to the securities. Upon receipt of payment of the exercise price and the warrant certificate properly completed and executed at the agency or agencies maintained by the Company for such purpose, the Company will, as soon as practicable, forward the debt securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the warrants remaining unexercised.

VALIDITY OF SECURITIES

The validity of the debt securities offered hereby will be passed upon for us by C. R. Lotter, Executive Vice President, Secretary and General Counsel of J. C. Penney Corporation, Inc. and of J. C. Penney Company, Inc. A copy of this legal opinion was filed as an exhibit to the registration statement containing this prospectus. As of January 31, 2003, Mr. Lotter owned 149,069 shares of common stock and outstanding options to purchase 271,000 shares of common stock.

INDEPENDENT AUDITORS

The consolidated financial statements of J. C. Penney Company, Inc. appearing in our Annual Report (Form 10-K) for the years ended January 26, 2002, and for J. C. Penney Corporation, Inc. for the years ended January 25, 2001 and January 29, 2000, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

The consolidated financial statements of J. C. Penney Funding Corporation appearing in our Annual Report (Form 10-K) for the years ended January 26, 2002, January 25, 2001 and January 29, 2000, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference.

To the extent that KPMG LLP audits and reports on the financial statements of the Company and J. C. Penney Funding Corporation, Inc. issued at future dates, and consents to the use of their reports thereon, such financial statements also will be incorporated by reference herein in reliance upon its reports and said authority.

PLAN OF DISTRIBUTION

We may offer the securities from time to time (i) through underwriters or dealers, (ii) directly to one or more institutional purchasers, or (iii) through agents.

Sales of securities through underwriters may be through underwriting syndicates led by one or more managing underwriters. The specific managing underwriter or underwriters which may act with respect to the offer and sale of any series of securities are set forth on the cover of the prospectus supplement in respect of such series and the members of the underwriting syndicate, if any, are named in such prospectus supplement.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the 1933 Act.

If so indicated in an applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase securities from the Company pursuant to delayed delivery contracts. The prospectus supplement relating thereto will also set forth the price to be paid for securities pursuant to such contracts, the commissions payable for solicitation of such contracts, the date or dates in the future for delivery of securities pursuant to such contracts and any conditions to which such contracts will be subject.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the 1933 Act.

The securities also may be offered and sold, if so indicated in a prospectus supplement, in connection with a re-marketing upon their purchase, in accordance with a redemption or repayment to their terms, or otherwise, by one or more firms (“re-marketing firms”), acting as principals for their own accounts or as agents for us. Any re-marketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Re-marketing firms may be deemed to be underwriters in connection with the securities re-marketed thereby. Re-marketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expense of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance of debt securities being registered. All amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Securities and Exchange Commission registration fee	*
Legal fees and expenses	$10,000	**
Printing fees and expenses	100,000	**
Trustee fees and expenses	35,000	**
Accounting fees and expenses	35,000	**
Rating agency fees	275,000	**
Miscellaneous expenses	25,000	**

Total	$470,000

*	Previously paid. No additional filing fees pursuant to Rule 429.
**	Estimated

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of our directors and officers in a variety of circumstances which may include liabilities under the Securities Act.

Article X of our respective bylaws provides in substance, for indemnification by the respective companies of our directors and officers in accordance with the provisions of the Delaware General Corporation Law. We have entered into indemnification agreements with our current directors and certain of our current officers which generally provide for indemnification by us except as prohibited by applicable law. To provide some assurance of payment of amounts to which these directors and officers may become entitled pursuant to these agreements, we have funded a trust.

In addition, we have purchased insurance coverage under policies which insure the companies for amounts which they may be required or permitted to pay as indemnification of these directors and officers, and which insure these directors and officers against liabilities which might be incurred and for which they are not entitled to indemnification by the respective company.

Furthermore, the Registrants, as well as their directors and officers, may be entitled to indemnification by an underwriter named in a Prospectus Supplement against certain civil liabilities under the 1933 Act under agreements entered into among the Registrants, or either of them, and such underwriters.

Item 16.    Exhibits.

1 (a)

Form of proposed Underwriting Agreement (including form of proposed Delayed Delivery Contract) (filed as Exhibit 1 to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 2-79577, and incorporated herein by reference) (Previouslty filed)

1 (b)

Form of Proposed Agency Agreement (filed as Exhibit I (b) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 333-06883, and incorporated herein by reference) (Previously filed)

4 (a)(i)

Indenture, dated as of April 1, 1994, between J. C. Penney Corporation, Inc. and U.S. Bank Trust National Association (formerly First Trust of California, National Association), Successor Trustee to Bank of America National Trust and Savings Association (filed as Exhibit 4(a) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)

4 (a)(ii)

First Supplemental Indenture dated January 27, 2002 among J. C. Penney Corporation, Inc., J. C. Penney Company, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4(p) to J. C. Penney Company, Inc.’s Annual Report on Form 10-K for the 52-week period ended January 26, 2002 (Previously filed)

4 (a)(iii)

Second Supplemental Indenture dated July 26, 2002 among J. C. Penney Corporation, Inc., J. C. Penney Company, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4 to J. C. Penney Company, Inc.’s Quarterly Report on Form 10-Q for the 26-week ended July 27, 2002) (Previously filed)

4 (b)	Forms of Debt Securities registered hereunder may include the following, among others: (Previously filed)

(i)          Form of        % Note Due                                  (filed as Exhibit 4(b)(i) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(ii)        Form of Zero Coupon Note Due                                  (filed as Exhibit 4(b) (ii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(iii)       Form of        % Debenture Due                                 (Original Issue Discount) (filed as Exhibit 4(b)(iii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(iv)       Form of        % Debenture Due                                  (filed as Exhibit 4(b) (iv) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(v)         Form of        % Sinking Fund Debenture Due                                  (filed as Exhibit 4 (b) (v) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(vi)       Form of Extendible Note (filed as Exhibit 4(b) (vi) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(vii)      Form of Medium-Term Note, Series (Fixed Rate) (filed as Exhibit 4(b) (vii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); and (Previously filed)

(viii)     Form of Medium-Term Note, Series (Floating Rate) (filed as Exhibit 4(b) (viii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference). (Previously filed)

4 (c)

Form of proposed Warrant Agreement (including form of proposed Warrant Certificate) (filed as Exhibit 4(c) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)

5	Opinion of C. R. Lotter with respect to the validity of the Securities (Previously filed)

12 (a)

Computation of ratios (Computation of Ratios of Available Income to Combined Fixed Charges) for the 52 weeks ended January 26, 2002, January 25, 2001, January 29, 2000, and January 30, 1999, and the 53 weeks ended January 31, 1998, were filed as Exhibit 12(b) to J.C. Penney Company, Inc.’s Annual Report on Form 10-K for the year ended January 26, 2002 and J.C. Penney Corporation, Inc.’s Annual Report on Form 10-K for the year ended January 25, 2001 (SEC File Nos. 1-15274 and 1-777), which Reports are incorporated herein by reference) (Previously filed)

(b)	Computation for the 39 weeks ended October 26, 2002

23 (a)	Consent of KPMG LLP

(b)	Consent of C. R. Lotter (see Exhibit 5) (Previously filed)

24 (a)	Powers of Attorney – J.C. Penney Corporation, Inc. (Previously filed)

24 (b)	Powers of Attorney – J.C. Penney Company, Inc. (Previously filed)

25

Statement of Eligibility on Form T-1 of U.S. Bank Trust National Association (formerly First Trust of California, National Association), as Successor Trustee under the Indenture pursuant to which the Debt Securities registered hereunder are to be issued (filed as Exhibit 25 to J.C Penney Corporation, Inc.’s Company’s Registration Statement on Form S-3, SEC File No. 333-06883, and incorporated herein by reference) (Previously filed)

99	Form of Pricing Supplement (filed as Exhibit 99 to J.C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)

Item 17.    Undertakings.

The undersigned Registrants hereby undertake:

A.	(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if f the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof,

(3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 15 above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B.

The undersigned registrants hereby further undertake that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on February 24, 2003.

J. C. PENNEY CORPORATION, INC.

By:	/s/ R. B. Cavanaugh
R. B. Cavanaugh Executive Vice President and Chief Financial Officer, Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

A. I. QUESTROM* A. I. Questrom	Chairman of the Board and Chief Executive Officer, Director	February 24, 2003

/s/ R. B. CAVANAUGH R. B. Cavanaugh	Executive Vice President and Chief Financial Officer (principal financial officer), Director	February 24, 2003

W. J. ALCORN* W. J. Alcorn	Senior Vice President, Controller and Chief Purchasing Officer (principal accounting officer)	February 24, 2003

C. R. LOTTER* C. R. Lotter	Executive Vice President, Secretary and General Counsel, Director	February 24, 2003

*By:	/s/ R. B. Cavanaugh
R. B. Cavanaugh Attorney-in-Fact

Copies of powers of attorney authorizing W. J. Alcorn, R. B. Cavanaugh, Michael P. Dastugue and C. R. Lotter, and each of them, to sign this amendment no. 1 to the registration statement on behalf of the above named directors and officers, are being filed with the Securities and Exchange Commission simultaneously herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on February 24, 2003.

J. C. PENNEY COMPANY, INC.

By:	/s/ R. B. CAVANAUGH
R. B. Cavanaugh Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

A. I. QUESTROM* A. I. Questrom	Chairman of the Board and Chief Executive Officer, Director	February 24, 2003

/s/ R. B. CAVANAUGH R. B. Cavanaugh	Executive Vice President and Chief Financial Officer (principal financial officer)	February 24, 2003

W. J. ALCORN* W. J. Alcorn	Senior Vice President and Controller (principal accounting officer)	February 24, 2003

M. A. BURNS* M. A. Burns	Director	February 24,2003

T. J. Engibous	Director	February , 2003

K. B. FOSTER* K. B. Foster	Director	February 24, 2003

V. E. JORDAN, JR.* V. E. Jordan, Jr.	Director	February 24, 2003

J. C. PFEIFFER* J. C. Pfeiffer	Director	February 24, 2003

A. W. Richards	Director	February , 2003

L. H. ROBERTS* L. H. Roberts	Director	February 24, 2003

C. S. SANFORD, JR.* C. S. Sanford, Jr.	Director	February 24, 2003

R. G. TURNER* R. G. Turner	Director	February 24, 2003

*By:	/s/ R. B. CAVANAUGH
R. B. Cavanaugh Attorney-in-Fact

Copies of powers of attorney authorizing W. J. Alcorn, R. B. Cavanaugh and C. R. Lotter, and each of them, to sign this amendment no. 1 to the registration statement on behalf of the above named directors and officers, are being filed with the Securities and Exchange Commission simultaneously herewith.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1 (a)

Form of proposed Underwriting Agreement (including form of proposed Delayed Delivery Contract) (filed as Exhibit 1 to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 2-79577, and incorporated herein by reference) (Previouslty filed)

1 (b)

Form of Proposed Agency Agreement (filed as Exhibit I (b) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 333-06883, and incorporated herein by reference) (Previously filed)

4 (a)(i)

Indenture, dated as of April 1, 1994, between J. C. Penney Corporation, Inc. and U.S. Bank Trust National Association (formerly First Trust of California, National Association), Successor Trustee to Bank of America National Trust and Savings Association (filed as Exhibit 4(a) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)

4 (a)(ii)

First Supplemental Indenture dated January 27, 2002 among J. C. Penney Corporation, Inc., J. C. Penney Company, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4(p) to J. C. Penney Company, Inc.’s Annual Report on Form 10-K for the 52-week period ended January 26, 2002 (Previously filed)

4 (a)(iii)

Second Supplemental Indenture dated July 26, 2002 among J. C. Penney Corporation, Inc., J. C. Penney Company, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4 to J. C. Penney Company, Inc.’s Quarterly Report on Form 10-Q for the 26-week ended July 27, 2002) (Previously filed)

4 (b)	Forms of Debt Securities registered hereunder may include the following, among others: (Previously filed)

(i)          Form of        % Note Due                                  (filed as Exhibit 4(b)(i) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(ii)        Form of Zero Coupon Note Due                                  (filed as Exhibit 4(b) (ii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(iii)       Form of        % Debenture Due                                 (Original Issue Discount) (filed as Exhibit 4(b)(iii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(iv)       Form of        % Debenture Due                                  (filed as Exhibit 4(b) (iv) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(v)         Form of        % Sinking Fund Debenture Due                                  (filed as Exhibit 4 (b) (v) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(vi)       Form of Extendible Note (filed as Exhibit 4(b) (vi) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); (Previously filed)

(vii)      Form of Medium-Term Note, Series (Fixed Rate) (filed as Exhibit 4(b) (vii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference); and (Previously filed)

(viii)     Form of Medium-Term Note, Series (Floating Rate) (filed as Exhibit 4(b) (viii) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference). (Previously filed)

4 (c)

Form of proposed Warrant Agreement (including form of proposed Warrant Certificate) (filed as Exhibit 4(c) to J. C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)

5	Opinion of C. R. Lotter with respect to the validity of the Securities (Previously filed)

12 (a)

Computation of ratios (Computation of Ratios of Available Income to Combined Fixed Charges) for the 52 weeks ended January 26, 2002, January 25, 2001, January 29, 2000, and January 30, 1999, and the 53 weeks ended January 31, 1998, were filed as Exhibit 12(b) to J.C. Penney Company, Inc.’s Annual Report on Form 10-K for the year ended January 26, 2002 and J.C. Penney Corporation, Inc.’s Annual Report on Form 10-K for the year ended January 25, 2001 (SEC File Nos. 1-15274 and 1-777), which Reports are incorporated herein by reference) (Previously filed)

(b)	Computation for the 39 weeks ended October 26, 2002

23 (a)	Consent of KPMG LLP

(b)	Consent of C. R. Lotter (see Exhibit 5) (Previously filed)

24 (a)	Powers of Attorney – J.C. Penney Corporation, Inc. (Previously filed)

24 (b)	Powers of Attorney – J.C. Penney Company, Inc. (Previously filed)

25

Statement of Eligibility on Form T-1 of U.s. Bank Trust National Association (formerly First Trust of California, National Association), as Successor Trustee under the Indenture pursuant to which the Debt Securities registered hereunder are to be issued (filed as Exhibit 25 to J.C Penney Corporation, Inc.’s Company’s Registration Statement on Form S-3, SEC File No. 333-06883, and incorporated herein by reference) (Previously filed)

99	Form of Pricing Supplement (filed as Exhibit 99 to J.C. Penney Corporation, Inc.’s Registration Statement on Form S-3, SEC File No. 33-53275, and incorporated herein by reference) (Previously filed)